Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Erin E. Martin

Partner

+1.202.739.5729

erin.martin@morganlewis.com

January 26, 2024

VIA EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk and Laura McKenzie

Re:	Osprey Bitcoin Trust

Schedule TO-I filed January 11, 2024

File No. 005-94280

Dear Ms. Chalk and Ms. McKenzie:

On behalf of Osprey Bitcoin Trust (the “Trust”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated January 19, 2024, relating to the above-referenced Schedule TO, including the Offer to Purchase (the “Offer to Purchase”) attached as Exhibit (a)(1)(A) thereto (the “Schedule TO”). Concurrently herewith, the Trust is filing Amendment No. 3 to the Schedule TO (the “Amendment”), including an amended Offer to Purchase (the “Amended Offer to Purchase”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold and italicized text, followed by the corresponding responses from the Trust. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment and the Amended Offer to Purchase. Unless otherwise noted, the page numbers indicated below refer to page numbers in the Amended Offer to Purchase.

Schedule TO-I filed January 11, 2024

Summary Term Sheet, page 3

1.	On Page 3, you state that if the offer is extended “for the purpose of determining the Purchase Price for tendered Units, the NAV of such Units will be determined at the close of business on the first (1st) Business Day after the date on which the tender offer actually expires.” (emphasis added). Elsewhere (e.g., on page 6) you state such determination will be made on the third business day after the offer expires. Please explain or correct this discrepancy, subject to resolution of our comment below regarding the timing of the determination of the NAV purchase price.

In response to the Staff’s comment, the Trust has revised the disclosure on page 3 to clarify that the NAV of the Units will be determined at the close of business on the third (3rd) business day following the Expiration Date.

Background and Purpose of the Offer, page 6

2.	We note that the Sponsor is not making any recommendation to its investors as to whether to tender into the offer. However, you state in this section that “the Sponsor has determined that the Offer is in the best interests of investors of the Trust.” Please explain why the Sponsor is stating that the Offer is in the best interests of investors, but is not recommending it. In addition, revise here and wherever similar disclosure appears in the offer materials, to note the Sponsor’s conflict of interest, given the fees it will earn from repurchases of Units in the Offer.

In response to the Staff’s comment, the Trust has revised the disclosure on pages i, 2 and 6 to remove the language quoted above and better clarify the intended purpose of the Offer pursuant to the requirements of Item 6 of Schedule TO and Item 1006(a) of Regulation M-A. Additionally, in accordance with the Staff’s request above, the Trust has included additional language on pages i, 2, 6 and 11 noting fees the Sponsor will receive from repurchases of Units pursuant to the Offer.

Purchases and Payment, page 9

3.	You state that you “will seek to obtain cash in the aggregate amount necessary to pay the Purchase Price for Units acquired pursuant to the Offer from the sale of Bitcoin” but that the Trust may be “unable to dispose of Bitcoin.” You further disclose: “There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above.” Please disclose the existence of any alternative financing plans or arrangements in the event the Trust is not able to raise the necessary funds to pay the offer consideration as contemplated. If there are none, so state. See General Instruction E to Schedule TO, Item 7 of Schedule TO, and Item 1007(b) of Regulation M-A. In addition, please reconcile the language above with your statements elsewhere in the Offer to Purchase that you will pay promptly for tendered Units, consistent with your obligation under Rule 14e-1(a). Finally, in your response letter, provide an analysis as to why commencing a tender offer without being able to ensure the bidder’s ability to pay for tendered securities and without a financing condition is consistent with Rule 14e-8(c).

In response to the Staff’s comment, the Trust has revised the disclosure on pages 3 and 10 to highlight that no alternative financing plans or arrangements are currently contemplated in the event the Trust is unable to dispose of Bitcoin to obtain cash in the aggregate amount necessary to pay the Purchase Price for Units acquired pursuant to the Offer. Additionally, in order to avoid any illusory offer concerns under Regulation 14E or otherwise contravene the guidance articulated in Tender Offer Rules and Schedules Compliance and Disclosure Interpretations Question 101.02, the Trust has included additional disclosure on pages 3, 4, 10 and 11 to more clearly convey that all enumerated conditions to the Offer, including the Trust’s ability to sell Bitcoin, are objective and outside the control of the Trust. Consistent with its obligation under Rule 14e-8(c), the Trust reasonably believes it will have the means to dispose of Bitcoin to obtain the cash amount necessary to purchase the maximum number of Units that may be tendered in the Offer. However, as described on the revised pages noted above, there remain certain market conditions related to Bitcoin sales that, although unlikely and although outside of the Trust’s control, might, in the Sponsor’s reasonable judgment, result in delays in the Trust’s ability to dispose of Bitcoin and, consequently, delays in payment to tendering investors in spite of the Trust’s reasonable and diligent effort to otherwise comply with its prompt payment obligations under Rule 14e-1 as stated on page 10.

Certain Conditions of the Offer, page 10

4.	Refer to page 11, where you state that the Sponsor may terminate the Offer if it “determines in good faith that effecting any [purchase of tendered Units] would constitute a breach of its fiduciary duty owned to the Trust or unitholders.” Please expand to explain what fiduciary duties could be implicated by purchase of tendered Units and under what circumstances.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 4 and 11 to expand on the fiduciary duties that could be implicated by purchase of tendered Units, and to specify that such condition to the Offer may be implicated only after legal counsel has concluded that failure to terminate the Offer would breach such fiduciary duties.

5.	Refer again to the disclosure on page 11, where you state that the Sponsor may terminate the Offer if it “determines to liquidate the Trust after due consideration of the amount of Units being tendered in the Offer, the amount of Units that would remain in the Trust if the Offer were completed, the ability of the Sponsor to continue to manage effectively the Trust’s portfolio, and the projected aggregate expense ratio of the Trust following consummation of the Offer.” Since the number of Units being sought in the Offer is a known quantity, revise to clarify whether this condition would be “triggered” if the Offer is fully subscribed or if it could be triggered at a lesser tender threshold. We may have further comments.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 4, 6 and 11 to remove the above-referenced condition to the Offer.

6.	In the first paragraph on page 11, you state that the Trust may terminate the Offer if the Sponsor determines that the Trust “would not be able to sell Bitcoin in an orderly manner in light of the existing market conditions and such liquidation would have an adverse effect on the NAV of the Trust to the detriment of the non-tendering unitholders...” Revise to quantify the “adverse effect” that would implicate this Offer condition.

The Trust respectfully advises the Staff that it is unable, with any reasonable degree of certainty, to quantify what would constitute an adverse effect on the NAV of the Trust because any such analysis is heavily based on the facts and circumstances of the event or occurrence, such as variable market conditions. As such, the Trust does not believe that it can quantify this Offer condition, as it may inappropriately limit the Trust’s ability to address the particular circumstances of an event or occurrence that, after engaging in both a quantitative and qualitative analysis, would require the Trust to terminate the Offer if it were in the best interests of the Trust and its non-tendering unitholders. However, the Trust has revised the disclosure on pages 3 and 11 to clarify that the triggering condition would only be implicated in the event that the Sponsor, in its reasonable judgment, determines that for reasons outside of the Sponsor’s and/or the Trust’s control (including as a result of either party’s deliberate action or inaction), completion of the Offer would have a material adverse effect on the NAV of the Trust to the detriment of non-tendering unitholders and thus be impractical or inadvisable. See also our response above to comment no. 3.

Certain Information About the Trust, page 11

7.	Please include the range of high and low closing prices for the current quarter, through a recent date as of filing, in the table on page 12.

In response to the Staff’s comment, the Trust has revised the tabular disclosure on page 12 to include the range of high and low closing prices for the current quarter through a recent date as of the filing of the Amendment.

8.	We note the following disclosure in the last paragraph on page 12: “The Sponsor currently contemplates, but has not definitively determined, to cause the Trust on or after the eleventh (11th) Business Day after the Expiration Date to negotiate an agreement or agreement(s) to repurchase Units held by its affiliates under similar terms as of the Offer.” Provide additional details about these contemplated purchases from affiliates, including by identifying the affiliates involved and the percentage of Units that may be repurchased. In this regard, it appears from the table on page 13 that the only affiliate who owns over 1% of these Units is the Sponsor, Gregory King. If the Sponsor’s Units may be repurchased, this information must be highlighted. Please analyze how such arrangements or agreements as currently contemplated and described in the offer materials would be consistent with Rule 14e-5.

In response to the Staff’s comment, the Trust has revised this language on page 12 to provide detail regarding a potential arrangement to repurchase Units held by Anax Trading, LLC, an affiliate of the Sponsor, after at least ten (10) business days following the Expiration Date, in kind or in cash. Given that, in compliance with Rule 13e-4(f)(6), this potential repurchase, which the Trust reiterates has not yet been confirmed or determined, would occur only after the waiting period otherwise restricting the Trust from repurchasing Units outside of the Offer until after ten (10) business days post-Expiration Date, the Trust respectfully asserts that it believes this potential transaction does not contravene Rule 14e-5, as no agreement to repurchase outside the Offer will be entered into or arranged during the term of the Offer.

Further, the Trust hereby confirms for the Staff that the Sponsor does not directly hold Units in the Trust and does not intend to participate in the Offer, as also previously stated on pages 7 and 11.

9.	See our last comment above and the following disclosure on page 12 of the Offer to Purchase: “The Sponsor believes that a single, or a series of, private transactions to repurchase Units held by affiliates would be in the best interests of the Trust to mitigate against the possibility that the Offer will be oversubscribed and subject to proration.” Please explain why, rather than arranging for separate purchases after the Offer, the Sponsor did not elect to simply increase the size of the Offer.

The Trust respectfully advises the Staff that when structuring the Offer and determining the maximum number of Units it would accept for repurchase, the Trust considered the potential impact of its affiliates’ participation in the Offer on other tendering and non-tendering unitholders given such affiliates’ substantial stake in the Trust. In assessing the potential effects of affiliate participation, and ultimately, in order to minimize the risk that affiliate participation in the Offer might negatively affect the Trust’s NAV and, thus, the Purchase Price for non-affiliate tendering unitholders, the Trust and its affiliates determined that affiliate participation in the Offer was not preferable. Relatedly, and in order to maximize potential returns to tendering unitholders, the Offer was strategically structured at a size at which the Trust believes it can efficiently and comfortably fund non-affiliate repurchases through the sale of Bitcoin. The Trust believes this approach limits risk to tendering non-affiliate unitholders while also minimizing the likelihood that the Offer would adversely affect the NAV of the Trust moving forward and thereby disadvantage non-tendering unitholders.

Further, should the Trust in the future decide to accept for repurchase any Units held by any affiliates, in light of existent, day-to-day operational synergies among the Trust, the Sponsor and affiliates, there is a business preference for in-kind redemption mechanics as between the Trust and affiliates rather than the cash redemption procedures governing repurchases pursuant to the Offer. See also our response above to comment no. 8.

General

10.	You state throughout the Offer to Purchase that the offer is for “up to 20% or 1,668,107 outstanding units.” We understand that 1,668,107 represents the number of units equal to 20% of the Trust’s issued and outstanding units as of the date of filing, based on the number of issued and outstanding units disclosed on page 13. Please clarify how the Trust will determine the amount of securities purchased pursuant to the offer if, as of expiration, 20% of units issues and outstanding does not equal 1,668,107 units.

The Trust respectfully advises the Staff that it has not accepted repurchases of any Units since November 2021, and has no present intention of reopening sales of Units. Additionally, the Trust has not conducted, nor will it conduct, any redemptions or repurchases of its Units prior to or during the Offer period. As such, the number of issued and outstanding Units is fixed and, as of expiration of the Offer, 20% of Units issued and outstanding will equal 1,668,107. Based upon the foregoing facts, no revision to the Schedule TO-I has been made in response to this comment.

11.	Item 4 of Schedule TO and Item 1004(a)(1)(ii) of Regulation M-A require the offer to purchase to set forth the “amount of consideration offered.” You define the purchase price as equal to the Units’ “net asset value . . . less applicable fees payable to the Sponsor . . .as of the close of business on February 14, 2024.” As such, in the Offer as currently structured, the purchase price will not be determined until after the expiration date of the Offer and includes a deduction of an unspecified amount with respect to certain fees. This structure does not comply with Item 4 of Schedule TO, Item 1004(a)(1)(ii) of Regulation M-A and Rule 14e-1(b) relating to changes in the Offer consideration. Please revise.

In response to the Staff’s comment, the Company respectfully submits that this structure is consistent with ample tender offer precedent involving similarly structured pooled investment vehicles, such as closed-end funds registered under the Investment Company Act of 1940 (the “Investment Company Act”), that conduct issuer tender offers pursuant to Rule 13e-4 and Regulation 14E.1 The Trust is a passive investment vehicle that was formed to hold Bitcoin. Its investment objective is for its Units to reflect the performance of Bitcoin as measured by reference to Coin Metrics CMBI Bitcoin Index. The NAV of the Trust is used by the Trust in its day-to-day operations to measure the net value of the Trust’s assets. The Trust’s NAV is calculated on each business day and is equal to the aggregate value of the Trust’s assets less its liabilities based on the price of Bitcoin on its principal market as determined by Lukka Inc. In calculating the value of the Bitcoin held by the Trust on any business day the New York Stock Exchange is open for trading, the Trust uses the price of Bitcoin as of 4:00 p.m. New York City time. The Trust also calculates the NAV per Unit of the Trust daily, which equals the NAV of the Trust divided by the number of outstanding Units. The Trust’s Bitcoin holdings, NAV, NAV per Unit and Bitcoin per Unit are posted daily on its website. As a passive investment vehicle, its assets are not actively managed and the Trust does not engage in any activities designed to obtain a profit from, or to ameliorate losses caused by, changes in the market prices of Bitcoin. Although the Trust is not registered as an investment company under the Investment Company Act, and the Sponsor does not believe that the Trust is required to be registered thereunder, the structure and passive nature of the Trust more closely resembles a pooled investment vehicle, such as a closed-end fund registered under Investment Company Act, than an operating company.

Item 4 of Schedule TO requires pursuant to Item 1004(a)(1)(ii) of Regulation M-A that a tender offer by an issuer state the “type and amount of consideration offered to security holders.” Although pooled investment vehicles, such as closed-end funds, that conduct issuer tender offers pursuant to Rule 13e-4 are not required to repurchase at NAV like interval funds are required to do under Investment Company Act Rule 23c-3, many pooled investment vehicles do elect to repurchase at NAV because it is viewed as an objective standard. Unlike an operating company that may impact NAV through its operations, including the active management of its assets,2 the Trust has no such activities and does not seek to actively manage its Bitcoin holdings. Setting the Purchase Price of the Offer at NAV during the Offer period would “lock in” the prices for investors who tender their Units and, thus, they would not participate either in future losses experienced by other holders, or in any potential gains, resulting from a change in Bitcoin prices. If tendering investors receive repurchase proceeds based on asset valuations calculated before the actual sales take place, remaining investors’ holdings may be diluted if it turns out that the assets sold did not garner the proceeds predicted for them at the time of pricing. Alternatively, if Bitcoin prices increase between the Valuation Date and Expiration Date, tendering investors will be cashed out at a discount and the Offer will be accretive to remaining holders. Such results are inconsistent with the operation with the Trust, which depends on investors entering and departing the Trust at NAV. If NAV is set closer to the date of payment (e.g., three (3) days post-Expiration Date, as currently contemplated in the Offer), there is a more accurate match between the price paid for the repurchased Units and the amounts realized upon the disposition of Bitcoin sold to pay repurchase proceeds. In addition, Units that are tendered participate proportionately in the Trust’s gains and losses for the duration of the Offer and through the Valuation Date. In light of the significant precedent supporting that the pricing structure contemplated by the Offer is consistent with Rule 13e-4 and Regulation 14E and the reasons articulated above, the Company respectfully submits that the Offer complies with Item 4 of Schedule TO, Item 1004(a)(1)(ii) of Regulation M-A and Rule 14e-1(b). The Company also respectfully submits that the amount of fees payable to the Sponsor has been disclosed (i.e., two (2) percent of NAV per Unit).

12.	Please provide a brief statement of the accounting treatment of the offer, or advise in your response letter why you do not believe it is material in the context of this offer. See General Instruction E to Schedule TO, Item 4 of Schedule TO, and Item 1004(a)(1)(xi) of Regulation M-A.

In response to the Staff’s comment, the Trust has added disclosure on pages 5 and 14 to describe the accounting treatment of the Offer.

1 The Trust respectfully directs the Staff’s attention to the following similarly structured pooled investment vehicle issuer tender offers conducted pursuant to Rule 13e-4 and Regulation 14E. For ease of the Staff’s reference, the Trust also lists and emphasizes the more extended time periods between such precedents’ dates of expiration and valuation dates for purposes of calculating NAV, which was used as the purchase price for such tenders:

●	CPG Carlyle Commitments Master Fund, LLC – Valuation Date (March 31, 2023) is 30 days after the Expiration Date (March 1, 2023)
●	USCA All Terrain Fund – Valuation Date (March 31, 2024) is three months and ten days after the Expiration Date (December 21, 2023)
●	Alternative Investment Partners Absolute Return Fund – Valuation Date (March 31, 2024) is two months and three weeks after the Expiration Date (January 8, 2024)
●	AIP Alternative Lending Fund – Valuation Date (March 31, 2024) is ten days after the Expiration Date (March 21, 2024)
●	Alpha Core Strategies Fund – Valuation Date (September 30, 2023) is one month and two weeks after the Expiration Date (August 17, 2023)
●	FS MVP Private Market Funds – Valuation Date (December 31, 2023) is over three weeks after the Expiration Date (December 6, 2023)
●	Apollo Debt Solutions BDC – Valuation Date (December 31, 2023) is over three weeks after the Expiration Date (December 4, 2023)
●	NB Private Markets Access Fund LLC – Valuation Date (December 31, 2023) is two days after Expiration Date (December 29, 2023)

2 The passive nature of the Trust differs from operating companies that may use NAV for the sale and repurchase of their securities, such as non-listed real estate investment trusts (“REITs”) for which the staff has granted no-action relief related to Rule 13e-4 for redemption programs that involved the repurchase of securities at NAV. See, e.g., Jones Lange LaSalle Income Property Trust, Inc. (Oct. 11, 2012); Cole Real Estate Income Strategy (Daily NAV), Inc. (Dec. 6, 2011); American Realty Capital Daily Net Asset Value Trust, Inc. (July 21, 2011); and Clarion Partners Property Trust Inc. (May 17, 2011). Unlike a REIT that owns and operates a portfolio of income-producing real estate assets, which are impacted by the REIT’s activities and management thereof, the Trust’s sole objective is to reflect the price of Bitcoin.

13.	See our comments above. In multiple places in the offer materials, you state that “although the Offer expires on February 9, 2024, tendering investors remain investors in the Trust until February 14, 2024, when the NAV of their Units is calculated.” If the Offer expires on February 9, 2024, the Trust has until 9:00 a.m. on the next business day to accept tendered Units, at which time, those Units can no longer be withdrawn. Therefore, it does not appear that tendering investors would remain investors in the Trust until February 14, 2024. Please revise or advise.

In response to the Staff’s comment, the Trust respectfully submits that consistent with its response to comment no. 11 above, the establishment of the Valuation Date for NAV at three (3) business days after the Expiration Date is to ensure that all unitholders participate proportionately in the Trust’s gains and losses for the duration of the Offer and through the Valuation Date.

14.	It appears that the Sponsor is responsible for the day-to-day administration of the affairs of the Trust, and will control the terms of the Offer, such as whether to waive or assert Offer conditions. Please advise why, under these facts, the Sponsor should not be included as a bidder in the Offer.

In response to the Staff’s comment, the Trust has carefully reviewed the definition of “bidder” under Rule 14d-1(g)(2) and the guidance provided in Section II.D.2 of the November 14, 2000 Current Issues and Rulemaking Projects Outline (the “Outline”), and respectfully advises the Commission that it believes that the Sponsor is not a bidder for purposes of Regulation 14D and Section II.D.2 of the Outline. Rule 14d-1(g)(2) defines a “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made.”

The Trust respectfully directs the Staff to the following statement in Section II.D.2 of the Outline: “[t]he fact that the parent company or other persons control the purchaser through share ownership does not mean that the entity is automatically viewed as a bidder.” Instead, the “bidder” analysis must be informed by the “particular facts and circumstances of each transaction.” In the case of the Offer, the Sponsor will not gain beneficial ownership or any other ostensible ownership-related benefit from the repurchase of the Units, which we would view as a significant factor otherwise underpinning the purpose behind naming non-issuer entities as “bidders” in the tender offer context: to highlight for tendering, non-affiliated investors any material information related to affiliated parties for which the Offer might inure benefits. The Sponsor, as noted throughout the Schedule TO and related exhibits, does not intend to participate in the Offer, the Trust will retire all repurchased Units and, thus, the Sponsor will not receive a cash benefit or advantageous ownership change for selling any of its holdings in the Trust through the Offer. In fact, even the fees to be earned by the Sponsor in connection with the Offer are solely for the purpose of reimbursing the Sponsor for its out-of-pocket administrative and transactional costs associated with the Offer given that, as the Staff notes above, pursuant to the Trust Agreement, all day-to-day administrative functions of the Trust have been delegated to and are conducted by the Sponsor. But as highlighted in our response to comment no. 11 above, the Trust is a passive investment vehicle, its assets are not actively managed and its investment objective is for its Units to reflect the performance of Bitcoin. The Offer is thus being made in the same manner through which all other functions of the Trust are conducted in furtherance of the Trust’s investment objective – independent of the Sponsor – and in the ordinary course of its business with ministerial input from the Sponsor. The Offer is not being made on the Trust’s “behalf” such that the Sponsor might be implicated as a “bidder” under Rule 14d-1(g)(2) any more than the Sponsor would otherwise be deemed to substantively further or fulfill the Trust’s investment objective. Rather, the function of the Sponsor in the context of the Offer, like its function with respect to the Trust in other contexts, is primarily administrative in nature. The Trust is not a “nominal bidder” formed solely for the purpose of the Offer or for the Sponsor’s advantage, but a standalone, established entity designed to offer its unitholders potential gains or losses derivable from the market price of Bitcoin, and the Sponsor is an “established entity with substantive operations and assets apart from those related to the offer,” a relevant factor flagged in Section II.D. of the Outline.

Further, the Trust notes that it has provided information related to the Sponsor pursuant to Instruction C to Schedule TO in light of the Trust and the Sponsor’s arrangement under the Trust Agreement and given that, as has been disclosed, the Trust does not have its own officers or board of directors. However, as stated in Section II.D. of the Outline, a key consideration in the bidder analysis hinges on “whether adding the person as a named bidder means shareholders will receive material information” not otherwise provided by Instruction C to Schedule TO. The Trust respectfully asserts that naming the Sponsor as a bidder would not add to or meaningfully supplement the information already provided to investors through the Trust’s Schedule TO as currently filed.

Based upon the foregoing facts, the Trust does not believe that it is necessary to add the Sponsor as a bidder in the Offer and, accordingly, no revision to the Schedule TO-I has been made in response to this comment.

15.	Refer to General Instruction C to Schedule TO. Provide the information called for by that Instruction as to the entities or persons controlling the Trust.

In response to the Staff’s comment, the Trust respectfully advises the Staff that, given that the Trust views the Offer as an issuer tender offer subject to Rule 13e-4, we believe the information required under Instruction C to Schedule TO may be found under Item 3 of the Schedule TO and page 13 of the Offer to Purchase.

* * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at +1.202.739.5729.

Very truly yours,

/s/ Erin E. Martin